Exhibit 99.1

AMENDED AND RESTATED

ECOLAB CANADA SHARE PURCHASE PLAN

As Amended Through February 28, 2004

1.             PURPOSE

On March 24, 1993, the Company’s Board of Directors established the Ecolab Canada Share Purchase Plan to afford Participants a convenient and cost effective means for regular and systematic purchases of the Common Stock of Ecolab Inc., the Company’s U.S. parent corporation.  The Plan was subsequently amended on March 1, 1994 and November 16, 2001 by the Board of Directors, and further amended as of February 28, 2004 to place a limit on the number of shares of Common Stock that may be purchased by Participants, as required by changes to the rules of the New York Stock Exchange, subject to approval of the amended Plan by the shareholders of Ecolab Inc.

The purposes of the Plan are to assist the Company in attracting and retaining personnel of outstanding abilities and to motivate employees to dedicate their maximum productive effort on behalf of the Company and to align employee interests with the stockholders of Ecolab Inc.

2.             DEFINITIONS

Unless otherwise required by the context, the following terms when used in the Plan, shall have the meanings set forth in this Section 2.

Administrator:	The firm appointed by the Company to perform administrative duties for the Plan pursuant to the provision of Section 3.

Board of Directors:	The Board of Directors of Ecolab Co.

Broker:	The broker appointed by the Company to act as the broker for the Plan pursuant to Section 5.1.

Brokerage Account:	The account maintained by the Company with the Broker to purchase shares under the Plan for the benefit of Participants.

Common Stock:	The common stock, par value $1.00 per share, of Ecolab Inc., a Delaware corporation, and the preferred stock purchase rights attached thereto, as traded on the New York Stock Exchange.

Company:	Ecolab Co. – a Nova Scotia company.

Discretionary Contribution:	A discretionary cash contribution made by the Company in its sole and exclusive determination on behalf of a Participant pursuant to Section 7.2.

Eligible Employee:	Each full-time employee of the Company or any Subsidiary who –

1) has attained at least 18 years of age; and

2) is not a member of a collective bargaining agreement covering the employee unless the agreement provides for participation in the Plan.

Full-Time Employee:	A person who is employed by the Company or a Subsidiary in a budgeted position and regularly scheduled to work the full-time work week at a particular location.

Matching Contribution:	A cash contribution made by the Company on behalf of a Participant in respect of monies contributed to the Plan by such Participant.

Open Contribution Period:	Time periods established by the Company from time to time to allow Participants to make contributions under the Plan through means other than payroll deduction.

Participant:	An Eligible Employee who is currently enrolled in the Plan pursuant to Section 4.

Plan:	The Ecolab Canada Share Purchase Plan herein set forth as the same may from time to time be amended.

Plan Register:	The register maintained by the Administrator to record the interest of each Participant in the Brokerage Account.

Subsidiary:

A corporation or other form of business or association whose shares (or other ownership interests) having 50% of the voting power are owned or controlled, directly or indirectly by the Company, and whose Full-Time Employees are in the discretion of the Company, permitted to participate in the Plan.

Currency:	All financial figures in this Plan refer to the Canadian dollar.

3.             AUTHORITY

The appropriate officers of the Company shall have full power and authority to interpret and construe any provision of the Plan finally and conclusively as to all persons having any interest thereunder, to adopt rules and regulations not inconsistent with the Plan for carrying out the Plan or providing for matters not specifically covered in the Plan and to alter, amend and revoke any rules or regulations so adopted.  Additionally, such officers shall have authority to appoint an Administrator to perform administrative duties for the benefit of Participants, including, but not limited to, maintaining the Plan Register and maintaining systems for fielding inquiries and instructions from Participants.

4.             ENROLLMENT

Each Eligible Employee may enroll in the Plan by properly completing and returning to the Company such forms as are required by the Company, including forms specifying the amount of funds to be deducted from such employee’s pay and authorizing the Company to send such funds, or funds otherwise contributed by, or on behalf of, such employee, to the Broker for purchase by the Broker of Common Stock for the account of such employee on the Plan Register.

Participation in the Plan begins as soon as practicable after the required forms are received and processed by the Company and continues until (i) the Participant is no longer an Eligible Employee, (ii) written notice by the Participant electing to terminate his or her enrolment in the Plan is received and processed by the Company, or (iii) the Board of Directors elects to suspend or terminate the Plan.

5.             BROKER AND RELATED FEES

5.1          Appointment of Broker:

The Company shall appoint a Broker to open and maintain the Brokerage Account and to make purchases, either directly or indirectly through an agent or nominee appointed by the Broker, of shares of Common Stock on the New York Stock Exchange for the Brokerage Account.  The Broker shall be appointed by the Company to administer purchases of Common Stock and may be removed from such appointment at any time in the sole discretion of the Company.  Nothing in the Plan shall be deemed to create any obligation on the part of the Company or the Broker that the Broker shall continue to administer purchases of shares of Common Stock.

5.2          Payment of Broker and Administrator Fees and Other Charges:

The Company shall pay the Broker’s administrative charges for maintaining the Brokerage Account and commissions on the purchases of Common Stock made under the Plan and the Administrator’s charges for maintaining the Plan Register, so long as the Participant remains an Eligible Employee and remains enrolled in the Plan.  Each Participant shall pay fees and other charges related to the selling of Common Stock or for obtaining certificates representing full shares of Common Stock.  The Company will not pay the charges or commissions for any Participant who has terminated employment (nor for any former Participant who no longer qualifies as an Eligible Employee).

6.             PAYROLL DEDUCTIONS & ADDITIONAL PARTICIPANT CONTRIBUTIONS

6.1          Payroll Deductions:

A Participant may authorize contributions through payroll deductions by completing and signing a form of payroll authorization instructing the Company to deduct a certain amount from the Participant’s compensation each pay period, together with applicable withholding for income tax.  This authorization requires that funds deducted periodically be transmitted to the Broker for the purchase of shares of Common Stock on the New York Stock Exchange for crediting to the account of the Participant on the Plan Register.  Payroll deductions will begin as soon as practicable after the authorization forms are received and processed by the Company.

6.2          Decreasing, Increasing or Terminating Payroll Deductions; Re-Entry:

Payroll deduction authorizations shall remain effective until changed in writing by the Participant or until otherwise suspended as provided below.  Each Participant shall specify the amount to be withheld from his or her compensation, with a minimum of $10.00 per month.  The maximum of all employee contributions pursuant to Sections 6.1, 6.2 and 6.3 each calendar year is $7,000.  Payroll deductions will be automatically suspended when this level is reached, but automatically reinstated the following January.  A payroll deduction may be decreased or increased once each calendar month in $10.00 increments, but not below $10.00 per month, by the Participant completing and returning the appropriate payroll deduction form to the Company.  A payroll deduction may be suspended at any time by the Participant giving written notice to the Company.  The increase, decrease or suspension shall be effective at the beginning of the next pay period after the notice is received and processed by the Company.  Any amounts already deducted or deducted before the Participant’s change is processed will be used to purchase Common Stock and may not be returned in cash directly to the Participant.  A Participant who suspends his or her payroll deduction may remain enrolled in the Plan until he or she shall cease to be an Eligible Employee.  Payroll deductions may be re-commenced by a Participant by following the procedures in Section 6.1.

6.3          Additional Employee Contributions:

Each Participant may contribute a sum not less than $150 during any Open Contribution Period.  The total of (i) contributions through payroll deduction and (ii) additional contributions during any Open Contribution Period, may not, in the aggregate, exceed $7,000 in any calendar year.

6.4          Withholding:

The Participant is responsible for all income taxes applicable to Matching Contributions; Discretionary Contributions (if any); the Participant’s pro rata share of fees paid by the Company pursuant to Section 5.2; and any amounts paid by the Company to the relevant taxation authorities to offset all or part of a Participant’s tax obligation resulting from the Company making a Discretionary Contribution; and the Company shall, if required by law, make appropriate withholding deductions from each Participant’s compensation, which shall be in addition to any payroll deductions made pursuant to Section 6.1.

7.             COMPANY MATCHING CONTRIBUTIONS

7.1          Matching Contributions:

The Company will make a Matching Contribution on behalf of each Participant in the amount of fifteen percent (15%) of the funds:

i)              deducted from such Participant’s pay pursuant to Sections 6.1 and 6.2; and

ii)             contributed by the Participant as an additional employee contribution pursuant to Section 6.3;

up to the annual aggregate total in (i) and (ii) above of $7,000.

7.2 Discretionary Contributions:

The Company may from time to time make a Discretionary Contribution to a Participant’s account for any reason, but each such contribution may not exceed $1,600.  In addition, the Company may elect to pay, on the Participant’s behalf, an amount determined appropriate by the Company to offset all or part of the Participant’s tax obligation resulting from such award. The determination to pay all or any taxes shall be made in the sole and exclusive determination of the Company.

8.             PURCHASES, SALES AND WITHDRAWALS

8.1          Administration of Funds:

The Company shall deduct funds from each Participant’s pay pursuant to Sections 6.1 and 6.2 and, approximately once each month, shall forward the amount deducted plus additional employee contributions, if any, made by the Participant pursuant to Section 6.3, and both the Company’s Matching Contributions, pursuant to Section 7.1, and Discretionary Contributions (if any) pursuant to Section 7.2, to the Broker. Concurrently for each investment period, the Company will provide the

Administrator with the relevant payroll data, including deduction/contribution, name, SIN and address for each Participant.  No interest shall be paid on such funds by the Company or Broker and such fund may be commingled with the general assets of the Company.

8.2          Purchases:

Upon receipt of funds from the Company for such purpose hereunder, the Broker shall, as promptly as practicable, purchase on the New York Stock Exchange as many whole shares of Common Stock as the aggregate of such funds will permit subject to rules and certain conditions imposed upon the Broker by regulatory agencies, if any. Notwithstanding any other provision hereof, and for the purpose of ensuring compliance by the Company and its corporate parent with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, the Broker shall have sole discretion to determine the amounts, prices and dates on which to purchase such shares (including the discretion to spread out purchases over a period of time so that the market for the security is not abnormally disrupted) and the Company and Ecolab Inc., as its corporate parent, will not in any way direct or influence the Broker’s exercise of this discretion.  Such purchases shall be credited to the Brokerage Account and, subject to Section 13, the Administrator shall allocate, on the basis of the average cost thereof, to the respective accounts of Participants on the Plan Register based upon Participant payroll deductions, additional employee contributions, if any, made by the Participant pursuant to Section 6.3, and both the Company’s Matching Contributions and Discretionary Contributions (if any) pursuant to Sections 7.1 and 7.2, all as directed by the Company.  Allocations shall be made in full shares and in fractional interests in shares to one ten-thousandth of a share on the settlement date of any purchase.

8.3          Ownership of Common Stock:

On the settlement date of a purchase of Common Stock under the Plan, each Participant from whom account funds were received shall acquire beneficial ownership of all Common Stock and of any fractional interest in Common Stock credited to his or her account on the Plan Register.  Unless otherwise requested by the Participant, all Common Stock shall be registered in the name of the Broker or its nominee and will remain so registered until delivery is requested by the Participant.  Subject to the provisions of the next paragraph, a Participant may request through the Administrator that a certificate for any or all full shares of Common Stock in his or her account on the Plan Register be delivered at the cost of the Administrator’s and Broker’s transfer charges, payable by the Participant.

8.4          Sales:

A Participant may instruct the Administrator to sell any or all of the full shares of Common Stock or any interest in fractional shares held in his or her account at any time.  Upon such sale, the Administrator shall, if requested, mail a check for the proceeds to the Participant, less the regular brokerage commission or fee and any transfer taxes or other charges all of which are payable by the Participant.

9.             CONFIRMATIONS; RELATIONSHIP AND BROKER

Each Participant shall receive at least once each quarter, a statement of activity from the Administrator reflecting any change in the number of shares of Common Stock held for his or her account on the Plan Register.  The Company shall assume no responsibility for the relationship between the Participant and the Administrator except as to the payment of the Matching Contributions, the payment of commissions on purchases of Common Stock under the Plan, and administrative fees of the Plan which pertain to the accounts of Eligible Employees on the Plan Register as set forth in this Plan.

10.          CLOSING ACCOUNTS

A Participant who terminates his or her enrolment in the Plan or whose enrolment is automatically terminated pursuant to Section 15 of the Plan must close his or her account on the Plan Register.  A Participant may direct that all full shares of Common Stock and any fractional interests in shares of Common Stock in his or her account be sold and the net proceeds remitted to such person, or request that the full shares of Common Stock in his or her account be delivered to such person together with a check representing the net proceeds of the sales of the fractional interest in shares of Common Stock.  The net proceeds shall be determined after deducting the regular Administrator’s and Broker’s charges and commissions and any transfer taxes or normal charges, all of which shall be payable by the Participant.

11.          VOTING AND OTHER RIGHTS

Each Participant will receive, as promptly as practicable, by mail or otherwise, all notices of meetings, proxy statements and other material distributed by Ecolab Inc. to its stockholders.  The whole shares in each Participant’s account on the Plan Register shall be voted in accordance with the Participant’s signed proxy instructions duly delivered to the Broker or the transfer agent for the Common Stock (as the case may be) in a timely fashion, or otherwise in accordance with the rules applicable to stock listed on the New York Stock Exchange.

12.          DIVIDENDS AND OTHER PROCEEDS

Cash dividends received in respect of Common Stock held in the Brokerage Account shall be reinvested in shares of Common Stock as promptly as practicable following receipt thereof.  During such time as the Company shall pay fees and charges pursuant to Section 5.2, the Company shall pay all regular commissions in connection with the purchase constituting such reinvestment.  Shares of Common Stock so purchased shall be allocated pro rata by the Administrator to the accounts of Participants on the Plan Register.  Stock dividends or stock splits in respect of Common Stock shall be credited pro rata to such accounts without charge following source withholding for applicable income taxes.  Other securities and rights to subscribe received in respect of Common Stock, if any, may be sold and the proceeds treated in the same manner as cash dividends.

13.          COMMON STOCK SUBJECT TO THE PLAN

The maximum number of shares of Common Stock that may be purchased by Participants shall be 200,000 shares, subject to adjustment upon changes in the capitalization of Ecolab Inc. as provided below.   If the total number of shares of Common Stock that would otherwise be purchased by Participants on any date on which the funds forwarded to the Broker exceeds the number of shares then remaining available under the Plan, the Company and the Administrator shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform and equitable a manner as is practicable.  In such event, the Company or the Administrator shall give written notice of such reduction to each Participant affected thereby and shall return any excess funds accumulated in each Participant’s account as soon as practicable thereafter.

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other change in the corporate structure or shares of the Company, appropriate adjustment will be made as to the number and kind of securities available for purchase by Participants under the Plan.

14.          TRANSFER OF RIGHTS

The Plan does not restrict the ability of a Participant to take delivery or sell Common Stock acquired under the Plan.  However, the Participant may not assign or hypothecate his or her interest in the Plan as such.  The Common Stock credited to Participants’ accounts on the Plan Register becomes the sole property of the respective Participants.

15.          TERMINATION

If the Participant shall die, retire, be placed on permanent disability, or shall otherwise cease to be an Eligible Employee, such Participant’s enrolment in the Plan shall thereupon automatically terminate.  The Company will notify the Administrator of any such termination and will instruct the Administrator to deliver a certificate representing the whole shares of Common Stock credited to the account of the former Participant on the Plan Register, unless the former Participant or his or her estate notifies the Company to sell or otherwise transfer such shares promptly following any such termination.  Fees and commissions, where applicable, are to be paid by the former Participant or his or her estate and may be set off against amounts owing to the former Participant or his or her estate.  All transfer taxes, if any, which may be due upon transfer of such shares to the former Participant, his or her estate, or to any other person shall be paid by the former Participant, and the Broker may require the deposit of funds sufficient to cover such taxes in advance of making any such transfer.

No Participant shall have any right to receive any fractional share credited to his or her account on the Plan Register, nor shall any provision herein be construed to give such right.  Upon termination, any fractional share interest shall be paid thereto in cash by the Administrator.  Any such payment in respect of a fractional share shall be in an amount equal to the appropriate fraction of the opening price of Common Stock on the New York Stock Exchange on the day following the receipt and processing of instructions.

16.          AMENDMENTS, SUSPENSIONS AND TERMINATIONS

The Board of Directors of the Company may from time to time amend, suspend or terminate in whole or in part, and if terminated may reinstate, any or all of the provisions of the Plan, except that no amendment, suspension or termination may be made which will retroactively affect adversely the rights of Participants in the Plan, and that no such amendment shall be effective, without approval of the shareholders of Ecolab Inc., if shareholder approval of the amendment is then required pursuant to the rules of the New York Stock Exchange.  Participation in the Plan is not a matter of right.  No part of the funds or shares of Common Stock credited to account of any Participant shall be subject to forfeiture for any reason.

17.          EMPLOYMENT

Nothing in the Plan shall be construed to give any employee of the Company the right to remain employed.